Exhibit 10.21
Employment Offer Letter to Tanya Lewis
November 21, 2008
Tanya Lewis.
149 Lucas Drive
Stoughton, MA 02072
Dear Tanya:
On behalf of Vion Pharmaceuticals, Inc. (“Vion”), I am very pleased to offer you the position of Vice President, Regulatory and Quality Affairs. In this capacity you will report directly to me. You have represented and warranted to Vion that you are free to enter into employment with Vion as its Vice President, Regulatory and Quality Affairs as contemplated hereby, and to perform the duties required of such position, and that there are no employment contracts or understandings, restrictive covenants or other restrictions, whether written or oral, preventing the performance of such duties. We request a response from you as soon as practicable, but no later than December 1, 2008. We have mutually agreed on a tentative start date of December 1, 2008.
Your starting salary will be two hundred twenty eight thousand dollars ($228,000.00) per annum. Vion will also pay a fifteen thousand dollar ($15,000.00) hire bonus to you (subject to applicable tax withholding), to be paid as follows: $5,000 to be paid in the first pay period following your start date; $5,000 to be paid on January 31, 2009; and $5,000 to be paid in the first pay period following the filing of a New Drug Application (NDA) for laromustine with the U.S. Food and Drug Administration (FDA), assuming for each payment continuous employment from the date of hire through the bonus payment date.
You are also eligible for an annual (12-month) performance bonus of up to 25% of base salary, subject to the approval of the Compensation Committee of Vion’s Board of Directors (the “Compensation Committee”), for which we will mutually agree on performance goals for your position. Such performance goals will be consistent with those approved for all VP’s.
As a full-time employee of Vion, you will be eligible for our standard benefits package, a summary of which is attached.
For 2009, Vion will also reimburse you as necessary for documented commuting expenses to Vion’s offices and, provide a tax gross-up for estimated Federal income tax, state income tax and Medicare payroll tax related to such reimbursement, which will be included in your Form W-2. For 2010, and beyond we will review the requirement for commuting and or relocation based on the company’s situation at that time.
We will recommend to the Compensation Committee that you be granted, at the next meeting of the Compensation Committee currently scheduled for December 10, 2008, 20,000 shares of restricted stock under the Company’s 2005 Stock Incentive Plan. The terms and conditions of this restricted stock grant will be governed by the 2005 Stock Incentive Plan (the “Plan”) and a grant agreement which will be approved by the Compensation Committee. Assuming a start date of December 1, 2008, your grant will provide for these shares to vest at the earliest of (i) the two-year anniversary date (December 1, 2010); (ii) Change of Control, as defined in the Plan agreement; or (iii) approval of an NDA to market laromustine. Within 30 days of your grant award date, you may make an election pursuant to Section 83(b) of the Internal Revenue Code with respect to your restricted stock. In the event you make such 83(b) election,

Vion will reimburse your estimated Federal income tax, state income tax and Medicare payroll tax and provide a tax gross-up related to such stock award, which will be included in your Form W-2. In addition, you may be eligible for additional restricted stock in 2009 as part of a review of officer compensation, subject to the approval of the Compensation Committee.
As of your first day of employment, you agree to enter into an agreement with Vion, substantially in the form of the attached change-in-control severance agreement pursuant to which you, as an officer of Vion, would be entitled to severance upon the occurrence of certain terms and conditions specified in the agreement. In addition, if, during 2009, your employment with Vion is terminated by Vion without “cause” (as defined below), you shall be entitled to receive a lump sum payment of $228,000 (equivalent to 100% of your base salary), subject to applicable tax withholding. Such payment shall be in lieu of any other severance arrangement you currently have with Vion. If your aforementioned change-of-control severance agreement with Vion entitles you to benefits and payment of a greater amount, you shall be entitled to receive such greater amount and benefits instead.
As used in the foregoing paragraph:
“Cause” shall mean (a) your failure to perform in any material respect (i) the duties of your position, including special projects and assignments, after notice and a reasonable opportunity to correct performance; (ii) in accordance with the Company’s policies and procedures ; (b) your commission of a crime which has a material impact on your ability to perform the duties of your position; (c) your gross negligence or willful misconduct in the commission of your duties for the Company, all as determined by the Company’s Board of Directors in its discretion.
Your employment by Vion will be “at will.” “At will” means that either you or Vion may terminate the employment relationship at any time for any reason. In no event shall your employment be construed as a contractual relationship between Vion and you that guarantees employment for any specific period of time.
Consistent with Vion’s policies and in accordance with the agreements signed by all other Vion employees, you will be required to execute and be bound by the terms of the Proprietary Information and Inventions Agreement accompanying this letter. If you accept this offer, the terms described in this letter and in the Proprietary Information and Inventions Agreement, as well as all other employment policies of Vion, whether written or oral, shall be the terms of your employment. Any additions or modifications of these terms must be in writing and signed by you and Vion.
By accepting Vion’s employment offer, you and Vion agree to terminate the Consulting Agreement as of August 27, 2008 by and between Tanya Lewis & Company, LLC and Vion Pharmaceuticals, Inc. effective as of the date immediately preceding your start date.
Tanya, we are very enthusiastic about the prospect of having you join Vion, which we believe to be one of the more exciting young companies in the pharmaceutical industry. We believe that Vion’s ability to succeed will become more certain if we can attract people of your quality and track record. If you are in agreement with the terms and accept this offer, please return a signed copy of this letter and the Proprietary Information and Inventions Agreement to me.

Sincerely yours,
/s/ Alan Kessman
Alan Kessman
Chief Executive Officer

Agreed to this 1st day of December, 2008	by	/s/ Tanya Lewis
Tanya Lewis